

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 27, 2016

Via E-mail
Leslie H. Cross
Interim Chief Executive Officer
Alphatec Holdings, Inc.
5818 El Camino Real
Carlsbad, California 92008

     Re: Alphatec Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2015
           Filed March 15, 2016
           File No. 000-52024

Dear Mr. Cross:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Geoff Kruczek for

     Amanda Ravitz
     Assistant Director
     Office of Electronics and Machinery

cc: Ebun S. Garner, Esq